Exhibit 99.13

Ayr Wellness Announces the Opening of Milestone 50th Dispensary

Liberty Health Mary Esther Becomes the 34th Store in Florida and Increases Ayr’s
Total Dispensary Count to 50

Toronto, Ontario, April 26, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr,” “Ayr Wellness,” “we,” “us,” “our,” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), today announced the grand opening of a new dispensary in Mary Esther, Florida under the Liberty Health Science (“LHS”) banner. The new location is Ayr’s 34th in Florida and brings Ayr’s total retail footprint to a milestone 50 stores across seven states (including the pending acquisition in New Jersey).

LHS Mary Esther is located at 421 Mary Esther Blvd., Mary Esther, FL. Mary Esther is a town on Florida’s Emerald Coast in Okaloosa County (population of approximately 180,000). The 3200 ft2 store is conveniently located just off of Route 98, the major coastal thoroughfare connecting the Gulf Coast communities from Panama City to Pensacola.

During the grand opening celebration, patients will enjoy a 15% discount on all products, free merchandise giveaways and the availability of private onsite consultations. Please visit Liberty’s website here for additional information, store hours and store menus.

Ayr Wellness completed the acquisition of Liberty Health Sciences in an all-stock transaction on February 26, 2021. The Company plans to have 42 stores open in Florida by the end of 2021. The Florida medical marijuana market continues to show robust growth with the Florida Office of Medical Marijuana Use reporting over 540,000 registered patients as of April 23, 2021, up 61% year-over-year.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; the completion and success of our new cultivation facilities; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, that its new cultivation facilities will be completed on time and on budget and will be successful, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete all pending acquisitions in or enter into agreements with respect to other acquisitions.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: ayr@gatewayir.com